1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 08, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC October 2013 Revenue Report

Hsinchu, Taiwan, R.O.C. – Nov. 8, 2013 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for October 2013: On a consolidated basis, revenues for October 2013 were approximately NT$51.80 billion, a decrease of 6.5 percent from September 2013 and an increase of 3.6 percent over October 2012. Revenues for January through October 2013 totaled NT$503.01 billion, an increase of 18.3 percent compared to the same period in 2012.

TSMC Revenue Report (Consolidated):

(Unit: NT$ million)

Period	October 2013	September 2013	M-o-M Increase (Decrease) %	October 2012	Y-o-Y Increase (Decrease) %	January to October 2013	January to October 2012	Y-o-Y Increase (Decrease) %
Net Revenues	51,795	55,382	(6.5)	49,996	3.6	503,013	425,296	18.3

*	October 2012 and Jan-October 2012 figures are prepared in accordance with TIFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

November 08, 2013

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of October, 2013.

1.	Sales volume (in NT$ thousands)

Period	Items	2013	2012
Oct.	Net sales	51,794,813	49,995,543
Jan.-Oct.	Net sales	503,013,163	425,295,958

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	40,923,840	1,924,587

*	The borrower is TSMC Solar, a subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	186,477,939	44,074,500

*	The guarantee is provided to TSMC Global, a subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands):

For assets / liabilities denominated in foreign currencies.

TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	19,507,792	28,027,852
	Mark to Market Profit/Loss	(47,094)	5,810
	Unrealized Profit/Loss	(81,399)	7,564
Expired Contracts	Notional Amount	240,008,388	90,969,803
	Realized Profit/Loss	98,735	304,078
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	3,670,475	—
	Mark to Market Profit/Loss	14,236	—
	Unrealized Profit/Loss	16,919	—
Expired Contracts	Notional Amount	14,105,078	—
	Realized Profit/Loss	73,085	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	619,306	1,355,860
	Mark to Market Profit/Loss	290	(1,640)
	Unrealized Profit/Loss	660	(924)
Expired Contracts	Notional Amount	5,300,717	11,686,109
	Realized Profit/Loss	5,767	(2,259)
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	14,690	—
	Mark to Market Profit/Loss	(19)	—
	Unrealized Profit/Loss	211	33
Expired Contracts	Notional Amount	1,575,568	1,833,098
	Realized Profit/Loss	4,696	4,225
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	—
	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	—	—
Expired Contracts	Notional Amount	222,682	—
	Realized Profit/Loss	(234)	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	25,757,004	—
	Mark to Market Profit/Loss	(5,199,874)	—
	Unrealized Profit/Loss	(5,236,330)	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—